HellerEhrman

October 3, 2003

03032937

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the recent increase in the trading volume of the Shares, dated September 19, 2003, published (in the English language) in the South China Morning Post and published (in the Chinese language) in the Hong Kong Economic Times, both on September 22, 2003;

(2) The Company's announcement regarding results for the period ended June 30, 2003, dated August 18, 2003, published (in the English language) in South China Morning Post and published (in the Chinese language) in the Hong Kong Economic Times, both on August 19, 2003;

(3) The Company's interim report 2003, dated August 18, 2003;

(4) The Company's announcement regarding resignation of director, dated July 25, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on July 28, 2003; and

(5) The Company's announcement regarding disclosure under practice note 19, dated July 3, 2003; published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on July 4, 2003.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

h:\dl:\ADR\19056\0001\28sec.doc

Techtronic Industries

Interim Report 2003


the power in brands
RYOBI
12.0v
Homelite
Dirt Devil

Corporate Profile

Techtronic Industries Company Limited (TTI or the Group) is a global leader in the design, manufacture and sale of home improvement products, with sales in 2002 of US$1.2 billion. Its principal areas of business are power tools, outdoor power equipment, floor care appliances, solar powered lighting and electronic measuring tools.

TTI maintains an expanding stable of well-established and fast-growing brands,

including Ryobi power tools, Ryobi and Homelite outdoor power equipment and Dirt Devil and Vax floor care appliances. These branded products are sold in close collaboration with many of the world's major retailers in North America, Europe and Australasia.

TTI is the preferred partner of other leading home improvement brands. For retailers, it offers a comprehensive service to produce a complete product range sold under their own private label. For independent brands, TTI works on an original equipment and original design manufacturing (OEM/ODM) basis, providing custom solutions that include product design, engineering, manufacture, supply chain management and market support.

The Group is headquartered in Hong Kong and maintains manufacturing and research facilities in Asia and North America, as well as a customer servicing network in North America, Europe and Australasia. It employs over 16,000 people worldwide.

Founded in 1985, TTI has achieved average revenue growth of 33% annually over the past five years. It has been listed on The Stock Exchange of Hong Kong since 1990 (HKEx: 669) and maintains a Level 1 American Depositary Receipt (ADR) programme through the Bank of New York (ADR: TTNDY). TTI has been honoured by many awards from customers, publications and other organisations.

Financial Highlights

For the six months period ended 30th June

		2003 HK$ m		2002 HK$ m	Changes %
Results					
Turnover		**4,815**		3,959	+21.6
Profit for the period		**211**		170	+24.1
Earnings per share, basic (HK cents)		**32.55**		28.39	+14.7
Dividend per share (HK cents)		**7.25**		6.00	+20.8
Financial Position					
Total assets		**7,856**		6,423*	+22.3
Total liabilities		**5,785**		4,576*	+26.4
Shareholders' fund		**2,039**		1,828*	+11.5
Book value per share (HK$)		**3.12**		2.83*	+10.2
Gearing ratio		**53.1%**		Net Cash*	N/A
Turnover by Principal Activity					
Power tools and outdoor power equipment	**3,693**	**77%**	3,264	82%	+13.1
Floor care appliances	**1,122**	**23%**	695	18%	+61.4
Turnover by Geographical Market Location					
North America	**3,784**	**79%**	3,308	84%	+14.4
Europe	**767**	**16%**	506	13%	+51.5
Other countries	**264**	**5%**	145	3%	+82.0

* as at 31st December 2002

TTI recorded a very solid performance in the first half of 2003, with revenue increasing by 21.6% over the same period of last year to HK$4.8 billion and profit rising by 24.1% to HK$210.8 million. Our robust double-digit revenue and profit increases came largely from existing businesses.

During the six months under review, an unprecedented combination of negative factors prevailed. The war with Iraq, together with the outbreak of severe acute respiratory syndrome (SARS), affected the confidence of consumers and retailers. Despite this, there was little impact on TTI's businesses, testifying to our highly competitive position in the home improvement market and the relatively resilient nature of the market itself. Nonetheless, we shifted the timing of several new product launches to the second half of the year, further positioning the Group for even stronger growth in revenue in that period.

Sales were driven by good performances across the board in power tools, outdoor power equipment, floor care equipment and solar powered lighting and electronic measuring products, under both our own growing stable of brands and for our private label customers.

At the same time, we were able to maintain our overall margins despite a slight dilution effect from our recently acquired Royal business and its related acquisition costs. We continue to improve our margins through rationalising our operations, leveraging the economies of scale provided by our higher revenue base, as well as centralisation of functions such as raw material purchasing.

While achieving excellent results from our existing core businesses and successfully concluding the Royal acquisition, we have also developed a new line of professional power tools. This will be an important new growth driver that complements our existing power tool product categories.

In June 2003, we issued a US$145 million fixed rate note. The issue was a great success and has helped the Group to continue to balance its rapid growth with prudent financing structure and strong management control.

Business Review

Power Tools and Outdoor Power Equipment

The power tools and outdoor power equipment division achieved an increase in turnover of 13.1% as compared with the first half of last year to HK$3.7 billion, accounting for 76.7% of Group turnover.

Growth was seen in all key markets and all product segments, despite an inventory adjustment by retailers in the first quarter and, in the case of outdoor power equipment, the negative effect of unusually wet weather. Sales of Ryobi power tools were again satisfactory as we significantly expanded the product line and continued to align the brand in global markets.

We have also successfully developed a range of professional grade power tools that will be available nationally under the RIDGID® brand in industrial supply channels and The Home Depot (the world's largest home improvement specialty retailer) in the United States and Canada beginning in October. Extensive consumer research provided a springboard for developing the tools, which will give us entry to this important market segment in the second half of 2003.

In Europe, significant progress was made in developing a continent wide structure and management processes. This not only creates efficiencies, but also allows improved product introductions and marketing programs across the region, aiming at the high volume consumer retail market.

In outdoor power equipment, we have completed the transfer of manufacturing from Mexico to our facilities in the United States and China. The expanded capacity following the plant relocation enables us to benefit from further increased economies of scale, resulting in improved profitability. New products were introduced, with the "Expand-it" attachment system being particularly well received by the market. Overall, this division continues to move ahead of the industry in its performance.

The solar powered lighting and electronic measuring products business also recorded very outstanding results. Robust sales of portable electronic and laser tools were the main contributors to this impressive performance.

Floor Care Appliances

Turnover at the floor care appliances Division grew by 61.4% over the same period of 2002 to HK$1.1 billion, accounting for 23.3% of Group turnover.

The solid growth reported by this division was mainly driven by healthy OEM sales in the US market. The performance of Royal was in line with expectations and the integration of the acquisition since April has been smooth, with the very effective original management team remaining in place.

The division continued to be aggressive in containing costs. Centralised purchasing on higher volumes reduced average raw material costs. The programme to involve product suppliers in product development began to bear fruit as quality improved and we were able to secure improved terms from suppliers.

Production and Logistics

One of TTI's strengths is its ability to design and manufacture products at competitive costs. During the first half of the year, we continued to ensure that our factories operated at optimum levels of utilisation.

To this end we implemented improved processes in China to accommodate higher volumes, especially following the transfer of production of Homelite products. Our ability to achieve higher volumes on a fixed overhead has been a factor driving our growth in profit.

We have recognised the need to plan for extensive future growth. Accordingly, we have begun construction of a major new manufacturing and R&D complex close to our existing facilities in southern China. This is dedicated space built to our specifications and will come on stream in phases beginning in 2004. Upon completion of the whole project, it will double our existing capacity, enabling us to meet the R&D, engineering and production needs of our branded businesses and OEM clients in the most cost effective manner.

Control of inventory and tighter integration of our inventory management with that of major customers continued, with a particular focus in Europe, where we have begun to put in place new monitoring procedures designed to improve inventory performance.

Outlook

Our current order book remains robust, indicating an even better performance for the second half of 2003. We believe our business to be highly resilient to changes in consumer sentiment and spending patterns, given the nature of the home improvement market and the range of price points our products cover, combined with flexible production processes.

Power tools will remain one of the key growth drivers. We expect continuing strong sales of Ryobi® brand products to be complemented by an aggressive launch of our RIDGID® range of professional tools. These are leading-edge products that by virtue of their design, durability and handling comfort have seen a very enthusiastic response from our retail partner and the trade. Together with the need we already perceive of retailers to rebuild inventory, the usual cyclical pattern of a bias in sales towards the second half of the year will be accentuated in 2003.

Solar powered lighting and electronic measuring products are forecast to repeat their outstanding sales performance of the first half. We expect the rapid momentum to be maintained as we broaden our ODM partnerships, enter into value added new product categories and invest into developing new technologies for the future.

The Royal operation will benefit from a number of innovative items to be launched in the second half, boosting its revenue contributions to the Group. We also expect our Vax operations to gain from the greatly increased economies of scale we now have in floorcare appliances and from the new line of products that we are adapting from the Royal range. Armed with an impressive array of patents and the important, high volume retail distribution channels Royal offers, we expect to build on our leading position in this sector.

Rationalisation of operations is allowing us to achieve much higher volumes on a steady overhead. The shift of production to Asia, especially for floorcare appliances and outdoor power equipment, will continue to drive down manufacturing and R&D costs. The Group expects this will enhance the overall margin.

In summary, short of any major adverse shocks to economic activity, we see our business well positioned to deliver strong growth in the second half, as we continue to build our profile in world markets.

Acquisition

The Group completed the acquisition of Royal Appliance Mfg. Co. ("Royal") on 23rd April 2003 (US Time). The total consideration was US$105.6 million (approximately HK$823.7 million), financed by internal resources and bank borrowings. Upon completion of the transaction, Royal began operating as a wholly owned subsidiary of TTI.

Royal is an innovative floor care company whose Dirt Devil® and Royal® brands are among the market leaders in North America. The Royal acquisition represented a significant step in the Group's worldwide strategy, giving it a major brand in each of its core business divisions. While strengthening the Group's position in the floor care market, the Royal acquisition also provides potential cross-marketing synergies with major retailers for the Group's power tool and floor care lines of business in the US and European markets, as well as potential operational synergies in logistics and customer service.

Notes Issue

On 30th June 2003, the Group announced its debut issue of fixed interest rate note, through its wholly-owned entity in the United States, for an aggregate principal amount of US$145 million. The Notes were issued in two fixed rate tranches, of US$120 million for 10 years at 4.7% per annum, and US$25 million for 7 years at 4.09% per annum.

The proceeds of the Notes will be applied to refinance existing medium term debts and for general working capital purposes. The issue has provided the Group with a well balanced loan portfolio structure that will support the Group's long-term growth and enable it to obtain additional financing at more favorable terms.

Results Analysis

TTI's core business divisions all showed outstanding performance, resulting in a turnover growth of 21.6% to HK$4.8 billion, as compared to the same period last year. As the acquisition of Royal was only completed towards the end of April 2003, the majority of the increase in revenue can safely be attributed to organic growth.

Margins, despite certain dilution effect on earnings from the Royal acquisition and its related costs, improved when compared to same period last year and were comparable to those for the full year 2002. Excluding expenses from the newly acquired operation, the increase in total operating expenses was less than our revenue growth. With expansion into the professional power tool segment under the RIDGID® brand, R&D expenses increased. The development and design charges incurred were all expensed during the period while the new line of professional tools are due to launch in the second half of 2003. The Group will continue to implement various cost rationalisation programs and will focus particularly on improving the cost efficiencies of the newly acquired operations. It is therefore expected that total operating expenses as a percentage of revenue will improve to levels comparable to those of the previous year.

As the Group now carries various major brands for its core divisions, advertising expenses as a percentage of sales was higher than same period last year but were also comparable to that for the full year 2002. The Group's branded businesses accounted for 56.4% of turnover while its contract businesses, which remain strategically important, contributed 43.6% of turnover.

Liquidity and Financial Resources

Increases in inventories and receivables were partly due to the acquisition and partly to prepare for the peak shipment period and the launching of the RIDGID® professional tools line that is scheduled to occur in the second half of the year. Number of days for inventory turnover and receivables turnover were at 78 days and 50 days respectively (2002 – 49 days and 38 days). Trade payables also increased in line with increased operations and following the acquisition.

The Group's major borrowings are in US Dollars and HK Dollars. Other than the fixed interest rate note issued during the period, borrowings are all based on LIBOR or HK best lending rates. As at the period end, total borrowings amounted to HK$2.4 billion, representing an increase of HK$1.1 billion, compared to the 31st December, 2002 balance of HK$1.3 billion. The increase in borrowings was due to the inclusion of debts from Royal and the issue of the fixed interest rate note. Bank balance and cash remained at a healthy level of HK$1.3 billion. As the Group's revenue is mainly in US Dollars, and major payments are either in US Dollars or HK Dollars, currency risk is relatively low. However, the Group will continue to monitor and actively manage its interest rate and currency exposure.

The Group's gearing ratio as at 30th June 2003, expressed as a percentage of total net borrowings to total equity, was at 53.1% as compared to a net cash position as at 31st December 2002. The increase in the gearing was partly a result of the Royal acquisition, which was fully funded by internal resources. Moreover, the Group's debt level is normally higher in the first half of the year as additional working capital is required to prepare for the peak production and shipment period in the second half of the year. Given the Group's high cash flow generating capabilities, the gearing ratio is expected to improve in the second half of the year and beyond.

Net interest expenses for the period under review amounted to HK$33.6 million as compared to HK$33.9 million same period last year. Interest coverage, expressed as a multiple of profit before interest and taxation to total net interest was 8.17 times, an improvement from 6.45 times for same period last year and 7.89 times for the full year ending 31st December 2002.

Capital expenditure for the period, other than in relation to acquisitions, amounted to HK$102.6 million and was in accordance with the Group's CAPEX guideline of having capital expenditure matched with the depreciation charges, which were HK$137.1 million for the period under review.

Capital Commitment and Contingent Liabilities

During the period, the Company has entered into an agreement for acquisition of a piece of land in Dongguan, PRC amounted to approximately HK$50.3 million. As at the date of balance sheet preparation, the capital commitment not provided amounted to approximately HK$42.8 million. As at 30th June 2003, there are no material contingent liabilities or off balance sheet obligations other than trade bills discounted in the ordinary course of business.

Human Resources

The Group employed a total of 16,112 employees in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$372.0 million as compared to HK$292.9 million in the same period last year. The increase was partly due to the acquisition completed during the period.

The Group believes that human capital is vital for continuous growth and profitability and therefore encourages and provides job-related training to all staff to improve their skills and competencies.

The Group's remuneration policies have remained unchanged. In addition to the competitive remuneration packages offered, discretionary share options and bonuses are also granted to eligible staff based on individual and Group performances.

Charges

At the end of June 2003, the Group has pledged certain freehold land and building having an aggregate net book value of HK$14.5 million to secure general banking facilities granted to the Group.

Interim Dividend

The Directors recommend an interim dividend of HK 7.25 cents per share (2002 interim dividend: HK6.00 cents). The interim dividend will be paid to shareholders listed on the register of members of the Company on 19th September 2003. It is expected that the interim dividend will be paid on or about 30th September 2003.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 15th September 2003 to Friday, 19th September 2003, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00p.m. on Thursday, 11th September 2003.

Condensed Consolidated Income Statement (Unaudited)

For the six months period ended 30th June 2003

	Notes	**2003** HK$'000	2002 HK$'000 (As restated)
Turnover	4	**4,814,649**	3,958,850
Cost of sales		**(3,519,725)**	(2,994,707)
Gross profit		**1,294,924**	964,143
Other operating income		**38,738**	38,508
Selling, distribution and advertising expenses		**(438,604)**	(269,562)
Administrative expenses		**(532,145)**	(459,431)
Research and development costs		**(69,842)**	(46,071)
Profit from operations	5	**293,071**	227,587
Finance costs		**(38,990)**	(37,548)
Profit before share of results of associates and taxation		**254,081**	190,039
Share of results of associates		**187**	(168)
Profit before taxation		**254,268**	189,871
Taxation	6	**(30,437)**	(15,066)
Profit before minority interests		**223,831**	174,805
Minority interests		**(13,008)**	(4,904)
Profit for the period		**210,823**	169,901
Dividend		**(65,388)**	(45,025)
Earnings per share	7		
Basic		**32.55 cents**	28.39 cents
Diluted		**31.82 cents**	27.95 cents

Condensed Consolidated Balance Sheet (Unaudited)

At 30th June 2003

	Notes	30th June 2003 HK$'000	31st December 2002 HK$'000 (As restated)
Assets			
Non-current assets			
Property, plant and equipment		**996,489**	846,766
Goodwill		**654,791**	107,714
Negative goodwill		**(35,329)**	(37,481)
Intangible assets		**25,939**	12,858
Interests in associates		**128,711**	117,265
Investments in securities		**55,447**	55,447
Deferred tax asset		**201,017**	168,196
Other assets		**1,195**	1,195
		2,028,260	1,271,960
Current assets			
Inventories		**2,510,019**	1,592,034
Trade and other receivables	8	**1,585,234**	1,213,434
Deposits and prepayments		**292,060**	197,997
Bills receivable		**62,333**	261,186
Investments in securities		**7,385**	7,385
Tax recoverable		**80,732**	16,858
Trade receivable from associates		**624**	6,760
Bank balances, deposits and cash		**1,288,907**	1,855,491
		5,827,294	5,151,145
Current liabilities			
Trade, bills and other payables	9	**3,143,609**	3,075,664
Warranty provision		**128,023**	79,315
Taxation payable		**38,582**	52,787
Dividend payable		**65,388**	–
Obligations under finance leases – due within one year		**7,581**	7,336
Bank borrowings – due within one year		**826,003**	781,156
		4,209,186	3,996,258
Net current assets		**1,618,108**	1,154,887
Total assets less current liabilities		**3,646,368**	2,426,847
Capital and Reserves			
Share capital	11	**130,776**	129,143
Reserves		**1,908,069**	1,698,794
		2,038,845	1,827,937
Minority Interests		**31,925**	18,917
Non-current Liabilities			
Obligations under finance leases – due after one year		**17,025**	3,497
Bank borrowings – due after one year		**432,240**	554,059
Long-term liability	10	**1,089,204**	–
Deferred tax liability		**37,129**	22,437
		1,575,598	579,993
		3,646,368	2,426,847

Condensed Statement of Changes in Equity (Unaudited)

For the six months period ended 30th June 2003

	Share capital HK$'000	Share premium HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2002					
– As previously reported	114,903	242,313	(5,244)	751,402	1,103,374
Prior period adjustment arising from change in accounting policy for deferred tax	–	–	(9,671)	21,002	11,331
– As restated	114,903	242,313	(14,915)	772,404	1,114,705
Exchange differences on translation of overseas operations not recognised in the income statement					
– As previously reported	–	–	(6,021)	–	(6,021)
Prior period adjustment arising from change in accounting policy for deferred tax	–	–	5,967	–	5,967
– As restated	–	–	(54)	–	(54)
Shares issued at a premium	13,960	368,692	–	–	382,652
Profit for the period					
– As previously reported	–	–	–	167,625	167,625
Prior period adjustment arising from change in accounting policy for deferred tax	–	–	–	2,276	2,276
– As restated	–	–	–	169,901	169,901
Final dividend – 2001	–	–	–	(45,025)	(45,025)
At 30th June 2002 (As restated)	128,863	611,005	(14,969)	897,280	1,622,179
At 1st January 2003					
– As previously reported	129,143	613,499	(18,233)	1,076,479	1,800,888
Prior period adjustment arising from change in accounting policy for deferred tax	–	–	1,464	25,585	27,049
– As restated	129,143	613,499	(16,769)	1,102,064	1,827,937
Exchange differences on translation of overseas operations not recognised in the income statement	–	–	37,423	–	37,423
Shares issued at a premium	1,633	26,417	–	–	28,050
Profit for the period	–	–	–	210,823	210,823
Final dividend – 2002	–	–	–	(65,388)	(65,388)
At 30th June 2003	**130,776**	**639,916**	**20,654**	**1,247,499**	**2,038,845**

Condensed Consolidated Cash Flow Statement (Unaudited)

For the six months period ended 30th June 2003

	30th June 2003 HK$'000	30th June 2002 HK$'000 (As restated)
Net Cash used in Operating Activities	**(542,771)**	(186,042)
Net Cash used in Investing Activities	**(897,056)**	(142,674)
Net Cash Inflow from Financing Activities	**786,548**	856,371
Net (Decrease) Increase in Cash and Cash Equivalents	**(653,279)**	527,655
Cash and Cash Equivalents at 1st January	**1,753,900**	612,868
Effect of Foreign Exchange Rate Changes	**46,370**	(3,318)
Cash and Cash Equivalents at 30th June	**1,146,991**	1,137,205
Analysis of the Balances of Cash and Cash Equivalents		
Bank balances and cash	**1,288,907**	1,212,300
Bank overdrafts	**(141,916)**	(75,095)
	1,146,991	1,137,205

1. Basis of preparation

The unaudited interim results of the Group, which are not statutory financial statements, have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting" ("SSAP 25"), issued by the Hong Kong Society of Accountants on a basis consistent with the accounting policies adopted in the report and financial statements for the year ended 31st December 2002, except for the change in accounting policy for taxation, consistent with SSAP 12 (Revised) "Income taxes". Comparative figures are extracts from the Group's interim report for the six months ended 30th June 2002 and annual financial statements for the year ended 31st December 2002, as restated.

2. Adoption of new and revised Statements of Standard Accounting Practice

In current period, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly, the opening retained profits as at 1st January 2003 have been increased by HK$ 25,585,000 (2002: HK$ 21,002,000), which is the cumulative effect of the change in policy on the results for periods prior to 2003. The effect of the change to income tax for the six months ended 30th June 2002 is HK$146,000.

3. Accounting policy

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor that accounting profit.

Deferred tax liabilities are recongised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement.

4. Segment information

	Six months period ended 30th June			
	Turnover		Contribution to profit from operations	
	2003 HK$'000	2002 HK$'000	**2003** HK$'000	2002 HK$'000 (As restated)
By principal activity:				
Manufacture and trading of				
Power tools and outdoor power equipment	**3,692,934**	3,263,923	**239,699**	205,360
Floor care appliances	**1,121,715**	694,927	**53,372**	22,227
	4,814,649	3,958,850	**293,071**	227,587
By geographical market location:				
North America	**3,784,207**	3,307,651	**230,073**	200,009
Europe	**766,976**	506,408	**46,205**	16,847
Other countries	**263,466**	144,791	**16,793**	10,731
	4,814,649	3,958,850	**293,071**	227,587

5. Profit from operations

	Six months period ended 30th June	
	2003 HK$'000	2002 HK$'000 (As restated)
Profit from operations is arrived after charging (crediting):		
Depreciation of property, plant and equipment	**137,085**	127,889
Amortisation of intangible assets	**2,531**	383
Amortisation of goodwill	**7,596**	912
Release of negative goodwill to income	**(2,152)**	(2,154)
Staff costs	**372,031**	292,943

6. Taxation

	Six months period ended 30th June	
	2003 HK$'000	2002 HK$'000 *(As restated)*
The total tax charge comprises:		
Hong Kong profits taxation	**23,009**	13,877
Overseas taxation	**7,266**	1,043
Deferred taxation	**162**	146
	30,437	15,066

Hong Kong profits tax is calculated at the rate of 17.5% (2002:16.0%) on the estimated assessable profit for the period. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Deferred tax has been provided for at the rate that is expected to apply in the period when the liability is settled or the asset realised.

7. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months period ended 30th June	
	2003	2002
	HK$'000	HK$'000
		(As restated)
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the period	**210,823**	169,901
Weighted average number of ordinary shares for the purposes of basic earnings per share	**647,740,882**	598,395,714
Effect of dilutive potential ordinary shares:		
Options	**14,712,064**	9,583,121
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**662,452,946**	607,978,835

8. Trade and other receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The ageing analysis of trade receivables is as follows:

	30th June 2003	31st December 2002
	HK$'000	HK$'000
0 – 60 days	**1,306,254**	992,138
61– 120 days	**160,379**	145,061
121 days or above	**35,236**	23,472
Total trade receivables	**1,501,869**	1,160,671
Other receivables	**83,365**	52,763
	1,585,234	1,213,434

9. Trade, bills and other payables

The ageing analysis of trade payables is as follows:

	30th June 2003	31st December 2002
	HK$'000	HK$'000
		(As restated)
0 - 60 days	**1,089,318**	619,751
61– 120 days	**54,323**	175,476
121 days or above	**19,084**	25,841
Total trade payables	**1,162,725**	821,068
Bills payables	**1,280,533**	1,613,634
Other payables	**700,351**	640,962
	3,143,609	3,075,664

10. Long term liability

On 30th June 2003, the Group announced its debut issue of fixed interest rate note, through its wholly-owned entity in the United States, for an aggregate principal amount of US$145 million. The Notes were issued in two fixed rate tranches, of US$120 million for 10 years at 4.7% per annum, and US$25 million for 7 years at 4.09 % per annum.

The proceeds of the Notes will be applied to refinance existing medium term debts and for general working capital purposes.

11. Share capital

	Number of Shares		Share Capital	
	30th June 2003	31st December 2002	**30th June 2003** HK$'000	31st December 2002 HK$'000
Ordinary shares of HK$0.20 each				
Authorised	**800,000,000**	800,000,000	**160,000**	160,000
Issued and fully paid:				
At 1st January	**645,716,826**	574,516,826	**129,143**	114,903
Issue of shares during the period	**8,165,000**	11,200,000	**1,633**	2,240
Issued on share placement	**–**	60,000,000	**–**	12,000
	653,881,826	645,716,826	**130,776**	129,143

The shares issued during the period rank pari passu in all respects with the existing shares.

12. Acquisition of subsidiaries

The Group completed the acquisition of Royal Appliance Mfg. Co. ("Royal") on 23rd April 2003 (US Time). The total consideration was US$105.6 million (approximately HK$823.7 million), financed by internal resources and bank borrowings.

	HK$'000
Net cash outflow arising on acquisition:	
Cash consideration and related expenses paid in acquisition	**(844,900)**
Bank balances and cash acquired	**34,603**
	(810,297)

Details of transactions are set out in a circular issued by the Group dated 6th March, 2003.

13. Capital commitments

	30th June 2003 HK$'000	31st December 2002 HK$'000
Capital expenditure contracted for but not provided for:		
Purchase of property, plant and equipment	**104,342**	27,633
Acquisition of associates	**29,250**	29,250
	133,592	56,883
Capital expenditure authorised but not contracted for:		
Purchase of property, plant and equipment	**16,701**	10,737

14. Contingent liabilities

	30th June 2003 HK$'000	31st December 2002 HK$'000
Guarantees given to banks in respect of credit facilities utilised by associates	**25,597**	27,367
Bills discounted with recourse	**171,500**	188,779
	197,097	216,146

Directors' and Chief Executive's interests in shares

As at 30th June 2003, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Name of Directors	Name of company/ associated corporation	Capacity/ Nature of interests	Interests in shares (other than pursuant to equity derivatives)[1]	Interests in underlying shares pursuant to equity derivatives[1]	Total interests in shares/ underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	The Company	Beneficial owner	34,996,000	16,664,000	163,369,897	24.98%
		Interest of spouse	380,000	–		
		Interest of controlled corporation	111,329,897[2]		–	
Mr Roy Chi Ping Chung	The Company	Beneficial owner	56,750,974	6,432,000	81,788,489	12.51%
		Interest of spouse	68,000	–		
		Interest of controlled corporation	18,537,515[3]		–	
Mr Kin Wah Chan	The Company	Beneficial owner	440,000	1,200,000	1,640,000	0.25%
Mr Chi Chung Chan	The Company	Beneficial owner	–	750,000	750,000	0.11%
Dr Akio Urakami	The Company	Beneficial owner	–	600,000	600,000	0.09%
Mr Vincent Ting Kau Cheung	The Company	Beneficial owner	960,000	200,000	1,160,000	0.18%
Mr Joel Arthur Schleicher	The Company	Beneficial owner	100,000	100,000	200,000	0.03%
Mr Christopher Patrick Langley	The Company	Beneficial owner	150,000	100,000	250,000	0.04%

Notes:

(1) Interests in shares and underlying shares stated above represent are long positions.

The equity derivatives are physically settled and unlisted.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives represent options granted to them pursuant to the share option schemes adopted by the Company, details of which are separately disclosed in the section headed "Share Options" below.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(3) These shares were held by Cordless Industries Company Limited* in which Mr Roy Chi Ping Chung has a beneficial interest.

* Cordless Industries Company Limited is jointly owned by Messrs Horst Julius Pudwill and Roy Chi Ping Chung.

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 30th June 2003.

Share Options

The following table discloses movements in the company's share options during the six months period ended 30th June 2003.

Name of Directors	Date share options granted	Share option scheme category[1]	Outstanding at beginning of the period	Granted during the period[2]	Exercised during the period[3]	Lapsed during the period	Outstanding at end of the period	Subscription price HK$	Exercise period
Mr Horst Julius Pudwill	6.6.2001	B	800,000	–	–	–	800,000	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	3,000,000	–	–	–	3,000,000	2.2600	19.6.2001–18.6.2006
	5.7.2001	B	1,200,000	–	1,200,000	–	–	2.1480	5.7.2001–4.7.2006
	28.6.2002	C	12,864,000	–	–	–	12,864,000	7.2000	28.6.2002–27.6.2007
Mr Roy Chi Ping Chung	6.6.2001	B	1,000,000	–	1,000,000	–	–	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	1,000,000	–	1,000,000	–	–	2.2600	19.6.2001–18.6.2006
	5.7.2001	B	1,000,000	–	1,000,000	–	–	2.1480	5.7.2001–4.7.2006
	28.6.2002	C	6,432,000	–	–	–	6,432,000	7.2000	28.6.2002–27.6.2007
Mr Kin Wah Chan	30.4.2002	C	300,000	–	300,000	–	–	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	200,000	–	–	–	200,000	6.7000	5.7.2002–4.7.2007
	18.10.2002	C	1,000,000	–	–	–	1,000,000	5.9000	18.10.2002–17.10.2007
Mr Chi Chung Chan	6.6.2001	B	500,000	–	500,000	–	–	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	500,000	–	250,000	–	250,000	2.2600	19.6.2001–18.6.2006
	30.4.2002	C	300,000	–	–	–	300,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	200,000	–	–	–	200,000	6.7000	5.7.2002–4.7.2007
Dr Akio Urakami	6.6.2001	B	250,000	–	–	–	250,000	2.0920	6.6.2001–5.6.2006
	30.4.2002	C	250,000	–	–	–	250,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	100,000	–	–	–	100,000	6.7000	5.7.2002–4.7.2007
Mr Vincent Ting Kau Cheung	30.4.2002	C	200,000	–	–	–	200,000	6.4000	30.4.2002–29.4.2007
Mr Joel Arthur Schleicher	30.4.2002	C	100,000	–	–	–	100,000	6.4000	30.4.2002–29.4.2007
Mr Christopher Patrick Langley	30.4.2002	C	100,000	–	–	–	100,000	6.4000	30.4.2002–29.4.2007
Total for directors			**31,296,000**	**–**	**5,250,000**	**–**	**26,046,000**		
Employees	27.10.1997	A	100,000	–	–	100,000	–	1.1504	27.10.1998–26.10.2007
	20.9.1999	A	100,000	–	–	100,000	–	1.1584	20.9.2000–19.9.2009
	30.12.1999	A	100,000	–	–	100,000	–	0.9776	30.12.2000–29.12.2009
	4.1.2000	A	100,000	–	100,000	–	–	1.0000	4.1.2001–3.1.2010
	8.6.2001	B	750,000	–	250,000	–	500,000	2.1960	8.6.2001–7.6.2006
	23.7.2001	B	3,750,000	–	250,000	–	3,500,000	2.1160	23.7.2001–22.7.2006
	30.4.2002	C	8,625,000	–	2,140,000	525,000	5,960,000	6.4000	30.4.2002–29.4.2007
	31.5.2002	C	250,000	–	175,000	–	75,000	6.9800	31.5.2002–30.5.2007
	5.7.2002	C	1,000,000	–	–	–	1,000,000	6.7000	5.7.2002–4.7.2007
	6.6.2003	C	–	50,000	–	–	50,000	12.0800	6.6.2003–5.6.2008
	10.6.2003	C	–	500,000	–	–	500,000	12.3500	10.6.2003–9.6.2008
Total for employees			**14,775,000**	**550,000**	**2,915,000**	**825,000**	**11,585,000**		
			46,071,000	**550,000**	**8,165,000**	**825,000**	**37,631,000**		
Total under Scheme A			400,000	–	100,000	300,000	–		
Total under Scheme B			13,750,000	–	5,450,000	525,000	7,775,000		
Total under Scheme C			31,921,000	550,000	2,615,000	–	29,856,000		
Total			**46,071,000**	**550,000**	**8,165,000**	**825,000**	**37,631,000**		

Notes:

[1] Scheme adopted on 28th November 1990 and expired on 27th November 2000 ("Scheme A").
Scheme adopted on 25th May 2001 and terminated on 28th March 2002 ("Scheme B").
Scheme adopted on 28th March 2002 ("Scheme C").

[2] The closing prices of the Company's shares immediately before 6th June 2003, and 10th June 2003, the dates of grant, were HK$12.15 and HK$11.95 respectively.

[3] The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$9.03 to HK$13.20.

[4] No options were cancelled during the period.

Substantial Shareholders' Interests in Shares

As at 30th June, 2003, the interests and short positions of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Name	Total interests in shares[1]	Approximate percentage of interests
J.P. Morgan Chase & Co.[2]	65,162,161	9.97%
FMR Corp.[3]	45,248,000	6.92%
Ryobi Limited[4]	36,259,052	5.55%

Notes:

(1) Interests in shares stated above represent long positions.

(2) The following is a breakdown of the interests in shares of J.P. Morgan Chase & Co.:

Name	Remarks	Total interests in shares		Approximate percentage of interests
		Direct interests	Deemed interests	
J.P. Morgan Chase & Co.	(a)	–	65,162,161	9.97%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	–	44,444,000	6.80%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	–	44,444,000	6.80%
JF Asset Management Limited	(b)	27,882,000	12,212,000	6.13%
JF Funds Limited	(b)	–	12,212,000	1.87%
JF Asset Management (Taiwan) Limited	(b)	12,212,000	–	1.87%
JF International Management Inc.	(b)	3,860,000	–	0.59%
JF Asset Management (Singapore) Limited	(b)	490,000	–	0.07%
JPMorgan Chase Bank	(b)	20,698,161	20,000	3.17%
J.P. Morgan International Inc.	(b)	–	20,000	0.003%
J.P. Morgan International Finance Limited	(b)	–	20,000	0.003%
J.P. Morgan Holdings (UK) Limited	(b)	–	20,000	0.003%
J.P. Morgan Securities Ltd.	(b)	20,000	–	0.003%

Remarks:

(a) J.P. Morgan Chase & Co. is listed on the New York Stock Exchange.

The capacity of J.P. Morgan Chase & Co. in holding the 65,162,161 shares was, as to 20,000 shares, as Beneficial Owner, as to 44,444,000 shares, as Investment Manager and, as to 20,698,161 shares, as Other.

The 65,162,161 shares included a lending pool of 20,698,161 shares.

(b) J.P. Morgan Fleming Asset Management Holdings Inc., J.P. Morgan Fleming Asset Management (Asia) Inc., JF Asset Management Limited, JF Funds Limited, JF Asset Management (Taiwan) Limited, JF International Management Inc., JF Asset Management (Singapore) Limited, JPMorgan Chase Bank, J.P. Morgan International Inc., J.P. Morgan International Finance Limited, J.P. Morgan Holdings (UK) Limited and J.P. Morgan Securities Ltd., were all direct or indirect subsidiaries of J.P. Morgan Chase & Co. and by virtue of the SFO. J.P. Morgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

(3) The capacity of FMR Corp. in holding the 45,248,000 shares was as Investment Manager.

(4) Ryobi Limited is listed on the Tokyo Stock Exchange. The capacity of Ryobi Limited in holding the 36,259,052 shares was as Beneficial Owner.

Save as disclosed above, no person was interested in or had a short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 30th June 2003.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

Compliance with the Code of Best Practice

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules.

Audit Committee

The Audit Committee is composed of a majority of independent non-executive directors. The Audit Committee has reviewed with management the accounting policies and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited interim financial statements for the six months ended 30th June 2003.

Purchase, Sales or Redemption of Shares

There has been no purchase, sales or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong,
18th August 2003

Corporate Information

Board of Directors

Executive Directors

Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung
Managing Director

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan
Dr Akio Urakami

Independent Non-Executive Directors
Mr Vincent Ting Kau Cheung
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley

Financial Calendar 2003

18th August:	Announcement of 2003 interim results
11th September:	Last day to register for 2003 interim dividend
15th–19th September:	Book closure period
30th September:	Despatch of interim dividend warrants
31st December:	Financial year end

Investor Relations Contact

Investor Relations & Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N. T.
Hong Kong
email: ir@tti.com.hk

Stock Code

Hong Kong Stock Exchange	669
ADR Level 1 Programme	TTNDY

Website

http://www.tti.com.hk

Earning results, annual/interim reports are available online

Share Registrar and Transfers Office

Secretaries Limited
G/F, Bank of East Asia
Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong
Tel: (852) 2980 1888
Fax: (852) 2861 0285

ADR Depositary

The Bank of New York

Principal Bankers

The Hong Kong and Shanghai Banking Corporation Limited
Commerzbank A.G.
Citibank N.A.
Standard Chartered Bank
Wachovia Bank, N.A.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

This TTI Interim Report contains many of the valuable trademarks owned or licensed to use by TTI and its subsidiaries and affiliates in Hong Kong and internationally to distinguish products and services of outstanding quaility.

Greater China

Hong Kong

Techtronic Industries Co. Ltd.
Techtronic Appliances (Hong Kong) Ltd.
Homelite Far East Co. Ltd.

Headquarters
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
T: (852) 2402 6888
F: (852) 2413 5971

Gimelli Laboratories Co. Ltd.
T: (852) 2413 3923
F: (852) 2498 9549

Solar Wide Industrial Ltd.
T: (852) 2480 0888
F: (852) 2480 1320
www.solarwide.com.hk

18/F, CDW Bldg
388 Castle Peak Road
Tsuen Wan, N.T.

China

Techtronic Industries Factory
No.3, Industrial Zone,
Hou Jie Town, Dongguan City
Guang Dong Province 523962
T: (86-0769) 558 2172
F: (86-0769) 558 2575

Techtronic Appliances Factory 1
Shang Tun Village,
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province, 523941
T: (86-0769) 558 0962
F: (86-0769) 558 7962

Techtronic Appliances Factory 2
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T: (86-0769) 558 4125
F: (86-0769) 558 4135

Gimelli Laboratories Co. Ltd.
Solar Wide Assembly Factory
Heng Xing Industrial Zone
No.38 Xia Shi Jia Road, Jiang Shi Village Road
Gong Ming Town, Bao An County
Shenzhen 518106
T: (86-755) 2773 0588
F: (86-755) 2773 0433

Taiwan

OWT Taiwan Ltd.
9F-4, No. 416, Sec. 2
Chong-De Road, Taichung
T: (886-42) 241 2542
F: (886-42) 241 2541

North America

Canada

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5
Cambridge, Ontario N1T 1N6
T: (1-519) 624 2222
F: (1-519) 624 0600

USA

Homelite Consumer Products, Inc.
Ryobi Technologies, Inc.
1428 Pearman Dairy Road
Anderson, SC 29625
T: (1-864) 226 6511
F: (1-864) 261 9435
www.ryobitools.com

OWT Industries, Inc.
255 Pumpkintown Hwy.
Pickens, SC 29671
T: (1-864) 878 6331
F: (1-864) 878 7504

Royal Appliance Mfg. Co.
7005 Cochran Road,
Glenwillow, OH 44139-4303
T: (1-440) 996 2000
F: (1-440) 996 2003
www.royalappliance.com

Europe

France

Ryobi Technologies France S.A.
209, rue De La Belle Etoile
Zi Paris Nord 2-95945, Roissy, CDG
T: (33-0-14) 990 1414
F: (33-0-14) 990 1429
www.ryobi-europe.com

Germany

Ryobi Technologies GmbH
Itterpark, 7 D-40724 Hilden
T: (49-0-2103) 2958-0
F: (49-0-2103) 2958-29
www.ryobi-europe.com

United Kingdom

Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
T: (44-0-1491) 848 700
F: (44-0-1491) 848 701
www.ryobi-europe.com

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
T: (44-0-1905) 795 959
F: (44-0-1905) 799 655
www.vax.co.uk

Australasia

Australia

Ryobi Technologies Australia Pty Ltd.
359-361 Horsley Road
Milperra, NSW 2214
T: (612) 9772 2444
F: (612) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
296 Victoria Road
Malaga, WA 6090
T: (618) 9247 8100
F: (618) 9247 8190
www.vax.com.au

New Zealand

Ryobi Technologies (New Zealand) Ltd.
503 Mt. Wellington Highway
Mt. Wellington, Auckland
T: (64-9) 573 0230
F: (64-9) 573 0231

Designed by Sedgwick Richardson
Printed by Prowell Printing
Editorial by Conatus Limited

Techtronic Industries Co. Ltd.
24/F, CDW Building, 388 Castle Peak Road
Tsuen Wan, N.T., Hong Kong
T: (852) 2402 6888
F: (852) 2413 5971
www.tti.com.hk

TTI

Techtronic Industries Company Limited
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

RESIGNATION OF DIRECTOR

The board of directors of Techtronic Industries Company Limited (the "Company") announces that Mr. Susumu Yoshikawa has resigned as a non-executive director of the Company with effect from 25th July, 2003.

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong, 25th July, 2003

Techtronic Industries Company Limited
創科實業有限公司

（於香港註冊成立之有限公司）

董事辭任

創科實業有限公司（「本公司」）董事會宣佈吉川進先生辭任為本公司之非執行董事，由二零零三年七月二十五日起生效。

承董事會命
陳志聰
公司秘書

香港，二零零三年七月二十五日

of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Techtronic Industries Company Limited
創科實業有限公司
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board has noted the recent increase in the trading volume of the Shares and wishes to state that it is not aware of the reasons for such increase save for the sale of Shares by Ryobi as disclosed below.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") has noted the recent increase in the trading volume of the shares of HK$0.20 each in the Company ("Shares") and wishes to state that save as disclosed below, the Board is not aware of the reasons for such increase.

The Board has been informed by Ryobi Limited ("Ryobi"), a shareholder of the Company, that Ryobi had sold 36,259,052 Shares (representing approximately 5.49% of the existing issued share capital of the Company) on the market yesterday at the average price of HK$16.625 per Share. Before the above sale, Ryobi held 36,259,052 Shares (representing approximately 5.49% of the existing issued share capital of the Company). After the above sale, Ryobi ceased to hold any interests in the Company.

The Board also confirms that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
TECHTRONIC INDUSTRIES COMPANY LIMITED
Chi Chung Chan
Company Secretary

Hong Kong, 19th September, 2003

TTi

Techtronic Industries Company Limited
創 科 實 業 有 限 公 司

（於香港註冊成立之有限公司）

公 佈

董事會注意到近期股份之成交量上升，並謹此聲明除下文所述Ryobi出售股份外，董事會並不知悉股份成交量上升之原因。

本公佈乃應香港聯合交易所有限公司之要求而發出。

創科實業有限公司（「本公司」）之董事會（「董事會」）注意到近期本公司每股面值0.20港元之股份（「股份」）成交量上升，並謹此聲明除下文所述者外，董事會並不知悉股份成交量上升之原因。

董事會已接獲本公司之股東Ryobi Limited（「Ryobi」）通知，Ryobi昨日在市場上以平均每股16.625港元之價格出售36,259,052股股份（約佔本公司現有已發行股本之5.49%）。出售上述股份前，Ryobi持有36,259,052股股份（約佔本公司現有已發行股本之5.49%）。出售上述股份後，Ryobi不再持有任何本公司權益。

董事會亦確認除上文披露者外，並無關於擬進行之收購或出售而根據上市協議第3段規定須予披露之洽商或協議，董事會亦不知悉任何可令致或可能會令致股份價格波動而根據上市協議第2段規定之一般責任須予披露之事宜。

本公佈乃遵照董事會之指示發出，各董事對本公佈之準確性願個別及共同承擔責任。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年九月十九日

no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Techtronic Industries Company Limited
創科實業有限公司
(Incorporated in Hong Kong with limited liability)

DISCLOSURE UNDER PRACTICE NOTE 19

The Directors announce that the Company has issued the Parent Guaranty to the Purchasers regarding the issue of the Notes for an aggregate principal amount of US$145 million as long as the Notes remain outstanding (the last series due 30 June 2013). In the Parent Guaranty the Company has undertaken to the Purchasers that an offer to prepay the principals and interests accrued under the Notes (as specified below) will be made to them if there is any change in the beneficial owners, directly or indirectly, of more than 50 per cent. of the voting share capital of the Company.

This announcement is made in compliance with paragraph 3.7.1 of the Practice Note 19 to the Listing Rules.

The Directors announce that the trustee of a wholly owned subsidiary of the Company has issued the Notes for an aggregate principal amount of US$145 million, the proceeds of which is for refinancing existing indebtedness (and for information, as at 31 December 2002, total bank borrowings of the Company and its subsidiaries amounted to HK$1.3 billion) and for general corporate purposes. For such purpose, the Company has issued the Parent Guaranty dated 30 June 2003 to the Purchasers of the Notes. In the Parent Guaranty, the Company has undertaken to the Purchasers that as long as the Notes remain outstanding (the last series due 30 June 2013), the Company would guarantee to the Purchasers the prompt payment of all amounts of principal and interest of the Notes, i.e.:

— in respect of series A senior guaranteed notes due 30 June 2010, US$25,000,000 at 4.09%;

— in respect of series B senior guaranteed notes due 30 June 2013, US$120,000,000 at 4.70%,

together with all other relevant amounts which may become due and payable from time to time with respect thereto.

The Company has also undertaken that within five business days when the Company has knowledge of any change in the beneficial owners, directly or indirectly, of more than 50 per cent. of the voting share capital of the Company, give notice of such change to each of the Purchasers, and such notice will contain and constitute an offer to prepay the Notes, which will be the total amount of the principals of such Notes, together with interests accrued thereon up to the date of prepayment. For general information, it is considered that as the Company has a broad shareholders base, the likelihood of any change of control as contemplated in the Parent Guaranty is practically very low. Further, appropriate announcements will be made according to the requirements of the Listing Rules once any such change has taken place.

If it occurs any change of control of the Company which falls within the meaning of the Parent Guaranty, an announcement will be made by the Company to that effect.

Save as disclosed herein, the Directors considered that there is no other general disclosure obligation under Practice Note 19 of the Listing Rules at the date of this announcement. The Directors undertake to comply with the continuing disclosure requirements under paragraph 3.9 of the Practice Note 19 of the Listing Rules.

DEFINITIONS

Expression	**Meaning**
"Company"	Techtronic Industries Company Limited
"Directors"	directors of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the The Stock Exchange of Hong Kong Limited
"Notes"	(i) US$25,000,000 4.09% senior guaranteed notes, series A due 30 June 2010; and (ii) US$120,000,000 4.70% senior guaranteed notes, series B due 30 June 2013
"Parent Guaranty"	the parent guaranty dated 30 June 2003 issued by the Company to the Purchasers for the purpose of the issue of the Notes
"Purchasers"	purchasers of the Notes, who are United States institutional investors

By Order of the Board
Techtronic Industries Company Limited
Horst Julius Pudwill
Chairman

Hong Kong, 3 July 2003

不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Techtronic Industries Company Limited
創 科 實 業 有 限 公 司
(於香港註冊成立之有限公司)

根據第19項應用指引作出之資料披露

董事宣佈本公司已就發行本金額合共145,000,000美元之票據,於票據仍未償還期間(最後一批票據於二零一三年六月三十日到期)向買方作出母公司擔保。本公司於母公司擔保中向買方承諾倘若直接或間接佔本公司附有投票權股本50%以上之實益擁有人出現任何變動,將會向買方建議提前償還票據本金連同應計利息(詳情見下文)。

本公佈乃遵照上市規則第19 項應用指引第3.7.1段之規定而刊發。

董事宣佈本公司旗下一間全資附屬公司之受託人已發行本金額合共145,000,000美元之票據,所得款項作為現有債務(本公司及其附屬公司截至二零零三年十二月三十一日之銀行借貸總額為1,300,000,000港元(參考用))之再融資及作一般企業用途。就此,本公司已於二零零三年六月三十日向票據之買方作出母公司擔保。本公司於母公司擔保中向買方承諾於票據仍未償還期間(最後一批票據於二零一三年六月三十日到期),本公司將會向買方擔保所有關於票據之本金及利息,即:

— 25,000,000美元年息4.09%於二零一零年六月三十日到期之A系列優先擔保票據;

— 120,000,000美元年息4.70%於二零一三年六月三十日到期之B系列優先擔保票據,

連同不時到期支付之所有其他相關款項將會獲得準時支付。

此外,本公司亦已承諾當其獲悉直接或間接佔本公司附有投票權股本50%以上之實益擁有人出現任何變動時,本公司將於五個營業日內通知各買方上述變動,而該通知將會包含及構成向買方建議提前償還票據本金連同截至提前償還日期止應計利息之總額。一般認為,由於本公司具廣泛股東基礎,因此出現母公司擔保中所述之控制權變動之可能性實際上甚微。此外,當出現上述變動時,本公司將會按照上市規則之規定發出適當公佈。

倘若按照母公司擔保所界定之本公司控制權出現任何變動,本公司將會發出有關公佈。

除本公佈所披露者外,董事認為截至本公佈之日期,並無其他根據上市規則第19項應用指引須作出之一般資料披露。董事承諾會遵照上市規則第19項應用指引第3.9段須持續披露有關資料之規定。

釋義

詞彙		**涵義**
「本公司」	指	創科實業有限公司
「董事」	指	本公司之董事
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「票據」	指	(i) 25,000,000美元年息4.09%於二零一零年六月三十日到期之A系列優先擔保票據;及 (ii)120,000,000美元年息4.70%於二零一三年六月三十日到期之B系列優先擔保票據
「母公司擔保」	指	本公司於二零零三年六月三十日就票據之發行向買方作出之母公司擔保
「買方」	指	票據之買方,彼等均為美國機構投資者

承董事會命
創科實業有限公司
主席
Horst Julius Pudwill

香港,二零零三年七月三日

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

Announcement of results for the period ended 30th June, 2003

Highlights

	2003	2002	Changes
	HK$' million	HK$' million	%
– Turnover	4,815	3,959	+21.6
– Profit for the period	211	170	+24.1
– Earnings per share – basic (HK cents)	32.55	28.39	+14.7
– Dividend per share (HK cents)	7.25	6.00	+20.8

The Board of Directors are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2003 together with the comparative figures in 2002.

Interim Dividend

The Directors recommend an interim dividend of HK 7.25 cents per share (2002 interim dividend : HK6.00 cents). The interim dividend will be paid to shareholders listed on the register of members of the Company on 19th September, 2003. It is expected that the interim dividend will be paid on or about 30th September, 2003.

Management Discussion and Analysis

TTI recorded a very solid performance in the first half of 2003, with revenues increasing by 21.6% over the same period of last year to HK$4.8 billion and profits rising by 24.1% to HK$210.8 million. Our robust double-digit revenue and profit increases came largely from existing businesses.

During the six months under review, an unprecedented combination of negative factors prevailed. The war with Iraq, together with the outbreak of severe acute respiratory syndrome (SARS), affected the confidence of consumers and retailers. Despite this, there was little impact on TTI's businesses, testifying to our highly competitive position in the home improvement market and the relatively resilient nature of the market itself. Nonetheless, we shifted the timing of several new product launches to the second half of the year, further positioning the Group for even stronger growth in revenue in that period.

Sales were driven by good performances across the board in power tools, outdoor power equipment, floor care equipment and solar powered lighting and electronic measuring products, under both our own growing stable of brands and for our private label customers.

At the same time, we were able to maintain our overall margins despite a slight dilution effect from our recently acquired Royal business and its related acquisition costs. We continue to improve our margins through rationalising our operations, leveraging the economies of scale provided by our higher revenue base, as well as centralisation of functions such as raw material purchasing.

While achieving excellent results from our existing core businesses and successfully concluding the Royal acquisition, we have also developed a new line of professional power tools. This will be an important new growth driver that complements our existing power tool product categories.

In June 2003, we issued a US$145 million fixed rate note. The issue was a great success and has helped the Group to continue to balance its rapid growth with prudent financing structure and strong management control.

Business Review

Power Tools and Outdoor Power Equipment

The Power Tools and Outdoor Power Equipment Division achieved an increase in turnover of 13.1% as compared with the first of last year to HK$3.7 billion, accounting for 76.7% of Group turnover.

Growth was seen in all key markets and all product segments, despite an inventory adjustment by retailers in the first quarter and, in the case of outdoor power equipment, the negative effect of unusually wet weather. Sales of Ryobi power tools were again satisfactory as we significantly expanded the product line and continued to align the brand in global markets.

We have also successfully developed a range of professional grade power tools that will be available nationally under the RIDGID® brand in industrial supply channels and The Home Depot (the world's largest home improvement specialty retailer) in the United States and Canada beginning in October. Extensive consumer research provided a springboard for developing the tools, which will give us entry to this important market segment in the second half of 2003.

In Europe, significant progress was made in developing a continent wide structure and management processes. This not only creates efficiencies, but also allows improved product introductions and marketing programs across the region, aiming at the high volume consumer retail market.

In outdoor power equipment, we have completed the transfer of manufacturing from Mexico to our facilities in the United States and China. The expanded capacity following the plant relocation enables us to benefit from further increased economies of scale, resulting in improved profitability. New products were introduced, with the "Expand-it" attachment system being particularly well received by the market. Overall, this division continues to move ahead of the industry in its performance.

The solar powered lighting and electronic measuring products business also recorded very outstanding results. Robust sales of portable electronic and laser tools were the main contributors to this impressive performance.

Floor Care Appliances

Turnover at the Floor Care Appliances Division grew by 61.4% over the same period of 2002 to HK$1.1 billion, accounting for 23.3% of Group turnover.

The solid growth reported by this division was mainly driven by healthy OEM sales in the US market. The performance of Royal was in line with expectations and the integration of the acquisition since April has been smooth, with the very effective original management team remaining in place.

The division continued to be aggressive in containing costs. Centralised purchasing on higher volumes reduced average raw material costs. The programme to involve product suppliers in product development began to bear fruit as quality improved and we were able to secure improved terms from suppliers.

Financial Review

Acquisition

The Group completed the acquisition of Royal Appliance Manufacturing Co. ("Royal") on 23rd April 2003. The total consideration was US$105.6 million (approximately HK$823.7 million), financed by internal resources and bank borrowings. Upon completion of the transaction, Royal began operating as a wholly owned subsidiary of TTI.

Royal is an innovative floor care company whose Dirt Devil® and Royal® brands are among the market leaders in North America. The Royal acquisition represented a significant step in the Group's worldwide strategy, giving it a major brand in each of its core business divisions. While strengthening the Group's position in the floor care market, the Royal acquisition also provides potential cross-marketing synergies with major retailers for the Group's power tool and floor care lines of business in the US and European markets, as well as potential operational synergies in logistics and customer service.

Notes Issue

On 30th June 2003, the Group announced its debut issue of fixed interest rate Notes, through its wholly-owned entity in the United States, for an aggregate principal amount of US$145 million. The Notes were issued in two fixed rate tranches, of US$120 million for 10 years at 4.7% per annum, and US$25 million for 7 years at 4.09% per annum.

The proceeds of the Notes will be applied to refinance existing medium term debts and for general working capital purposes. The issue has provided the Group with a well balanced loan portfolio structure that will support the Group's long-term growth and enable it to obtain additional financing at more favorable terms.

Results Analysis

TTI's core business divisions all showed outstanding performance, resulting in a turnover growth of 21.6% to HK$4.8 billion, as compared to the same period last year. As the acquisition of Royal was only completed towards the end of April 2003, the majority of the increase in revenue can safely be attributed to organic growth.

Margins, despite certain dilution effect on earnings from the Royal acquisition and its related costs, improved when compared to same period last year and were comparable to those for the full year 2002. Excluding expenses from the newly acquired operation, the increase in total operating expenses was less than our revenue growth. With expansion into the professional power tool segment under the RIDGID® brand, R & D expenses increased. The development and design charges incurred were all expensed during the period while the new line of professional tools are due to launch in the second half of 2003. The Group will continue to implement various cost rationalisation programs and will focus particularly on improving the cost efficiencies of the newly acquired operations. It is therefore expected that total operating expenses as a percentage of revenue will improve to levels comparable to those of the previous year.

As the Group now carries various major brands for its core divisions, advertising expenses as a percentage of sales was higher than same period last year but were also comparable to that for the full year 2002. The Group's branded businesses accounted for 56.4% of turnover while its contract businesses, which remain strategically important, contributed 43.6% of turnover.

Liquidity and Financial Resources

Increases in inventories and receivables were partly due to the acquisition and partly to prepare for the peak shipment period and the launching of the RIDGID® professional tools line that is scheduled to occur in the second half of the year. Number of days for inventory turnover and receivables turnover were at 78 days and 50 days respectively (2002 – 49 days and 38 days). Trade payables also increased in line with increased operations and following the acquisition.

The Group's major borrowings are in US Dollars and HK Dollars. Other than the fixed interest rate Note issued during the period, borrowings are all based on LIBOR or HK best lending rates. As at the period end, total borrowings amounted to HK$2.4 billion, representing an increase of HK$1.1 billion, compared to the 31st December, 2002 balance of HK$1.3 billion. The increase in borrowings was due to the inclusion of debts from Royal and the issue of the fixed interest rate Note. Bank balance and cash remained at a healthy level of HK$1.3 billion. As the Group's revenue is mainly in US Dollars, and major payments are either in US Dollars or HK Dollars, currency risk is relatively low. However, the Group will continue to monitor and actively manage its interest rate and currency exposure.

The Group's gearing ratio as at 30th June, 2003, expressed as a percentage of total net borrowings to total equity, was at 53.1% as compared to a net cash position as at 31st December, 2002. The increase in the gearing was partly a result of the Royal acquisition, which was fully funded by internal resources. Moreover, the Group's debt level is normally higher in the first half of the year as additional working capital is required to prepare for the peak production and shipment period in the second half of the year. Given the Group's high cash flow generating capabilities, the gearing ratio is expected to improve in the second half of the year and beyond.

Net interest expenses for the period under review amounted to HK$33.6 million as compared to HK$33.9 million same period last year. Interest coverage, expressed as a multiple of profit before interest and taxation to total net interest was 8.17 times, an improvement from 6.45 times for same period last year and 7.89 times for the full year ending 31st December, 2002.

Capital expenditure for the period, other than in relation to acquisitions, amounted to HK$102.6 million and was in accordance with the Group's CAPEX guideline of having capital expenditure matched with the depreciation charges, which were HK$137.1 million for the period under review.

Capital Commitment and Contingent Liabilities

During the period, the Company has entered into an agreement for acquisition of a piece of land in Dongguan PRC amounted to approximately HK$50.3 million. As at the date of balance sheet preparation, the capital commitment not provided amounted to approximately HK$42.8 million. As at 30th June, 2003, there are no material contingent liabilities or off balance sheet obligations other than trade bills discounted in the ordinary course of business.

Human Resources

The Group employed a total of 16,112 employees in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$372.0 million as compared to HK$292.9 million in the same period last year. The increase was partly due to the acquisition completed during the period.

The Group believes that human capital is vital for continuous growth and profitability and therefore encourages and provides job-related training to all staff to improve their skills and competencies.

The Group's remuneration policies have remained unchanged. In addition to the competitive remuneration packages offered, discretionary share options and bonuses are also granted to eligible staff based on individual and Group performances.

Charges

At the end of June 2003, the Group has pledged certain freehold land and building having an aggregate net book value of HK$14.5 million to secure general banking facilities granted to the Group.

Outlook

Our current order book remains robust, indicating an even better performance for the second half of 2003. We believe our business to be highly resilient to changes in consumer sentiment and spending patterns, given the nature of the home improvement market and the range of price points our products cover, combined with flexible production processes.

Power tools will remain one of the key growth drivers. We expect continuing strong sales of Ryobi® brand products to be complemented by an aggressive launch of our RIDGID® range of professional tools. These are leading edge products that by virtue of their design, durability and handling comfort have seen a very enthusiastic response from our retail partner and the trade. Together with the need we already perceive of retailers to rebuild inventory, the usual cyclical pattern of a bias in sales towards the second half of the year will be accentuated in 2003.

Solar powered lighting and electronic measuring products are forecast to repeat their outstanding sales performance of the first half. We expect the rapid momentum to be maintained as we broaden our ODM partnerships, enter into value added new product categories and invest into developing new technologies for the future.

The Royal operation will benefit from a number of innovative items to be launched in the second half, boosting its revenue contributions to the Group. We also expect our Vax operations to gain from the greatly increased economies of scale we now have in floorcare appliances and from the new line of products that we are adapting from the Royal range. Armed with an impressive array of patents and the important, high volume retail distribution channels Royal offers, we expect to build on our leading position in this sector.

Rationalisation of operations is allowing us to achieve much higher volumes on a steady overhead. The shift of production to Asia, especially for floorcare appliances and outdoor power equipment, will continue to drive down manufacturing and R&D costs. The Group expects this will enhance the overall margin.

In summary, short of any major adverse shocks to economic activity, we see our business well positioned to deliver strong growth in the second half, as we continue to build our profile in world markets.

Audit Committee

The Audit Committee is composed of a majority of independent non-executive directors. The Audit Committee has reviewed with management the accounting policies and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited interim financial statements for the six months ended 30th June, 2003.

Compliance with the Code of Best Practice

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules.

Purchase, Sales or Redemption of Shares

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 15th September, 2003 to Friday, 19th September, 2003, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00p.m. on Thursday, 11th September, 2003.

Publication of Interim Results on Website

The financial information required to be disclosed under paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk and TTI's website at www.tti.com.hk in due course.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 18th August, 2003

2

Results Summary

Condensed Consolidated Income Statement (unaudited)

For the six months ended 30th June 2003

	Notes	2003 HK$'000	2002 HK$'000 (As restated)
Turnover	2	**4,814,649**	3,958,850
Cost of sales		**(3,519,725)**	(2,994,707)
Gross profit		**1,294,924**	964,143
Other operating income		**38,738**	38,508
Selling, distribution and advertising expenses		**(438,604)**	(269,562)
Administrative expenses		**(532,145)**	(459,431)
Research and development costs		**(69,842)**	(46,071)
Profit from operations	3	**293,071**	227,587
Finance costs		**(38,990)**	(37,548)
Profit before share of results of associates and taxation		**254,081**	190,039
Share of results of associates		**187**	(168)
Profit before taxation		**254,268**	189,871
Taxation	4	**(30,437)**	(15,066)
Profit before minority interests		**223,831**	174,805
Minority interests		**(13,008)**	(4,904)
Profit for the period		**210,823**	169,901
Dividends		**(65,388)**	(45,025)
Earnings per share	5		
Basic		**32.55 cents**	28.39 cents
Diluted		**31.82 cents**	27.95 cents

Condensed Consolidated Balance Sheet (unaudited)

	30th June, 2003 HK$'000	31st December, 2002 HK$'000 (As restated)
ASSETS		
Non-current assets		
Property, plant and equipment	**996,489**	846,766
Goodwill	**654,791**	107,714
Negative goodwill	**(35,329)**	(37,481)
Intangible assets	**25,939**	12,858
Interests in associates	**128,711**	117,265
Investments in securities	**55,447**	55,447
Deferred tax asset	**201,017**	168,196
Other assets	**1,195**	1,195
	2,028,260	1,271,960
Current assets		
Inventories	**2,510,019**	1,592,034
Trade and other receivables	**1,585,234**	1,213,434
Deposits and prepayments	**292,060**	197,997
Bills receivable	**62,333**	261,186
Investments in securities	**7,385**	7,385
Tax recoverable	**80,732**	16,858
Trade receivable from an associate	**624**	6,760
Bank balances, deposits and cash	**1,288,907**	1,855,491
	5,827,294	5,151,145
Current liabilities		
Trade, bills and other payables	**3,143,609**	3,075,664
Warranty provision	**128,023**	79,315
Taxation payable	**38,582**	52,787
Dividend payable	**65,388**	—
Obligations under finance leases – due within one year	**7,581**	7,336
Bank borrowings – due within one year	**826,003**	781,156
	4,209,186	3,996,258
Net current assets	**1,618,108**	1,154,887
Total assets less current liabilities	**3,646,368**	2,426,847
CAPITAL AND RESERVES		
Share capital	**130,776**	129,143
Reserves	**1,908,069**	1,698,794
	2,038,845	1,827,937
MINORITY INTERESTS	**31,925**	18,917
NON-CURRENT LIABILITIES		
Obligations under finance leases – due after one year	**17,025**	3,497
Bank borrowings – due after one year	**432,240**	554,059
Long-term liability	**1,089,204**	—
Deferred tax liability	**37,129**	22,437
	1,575,598	579,993
	3,646,368	2,426,847

1. **Adoption of Revised Statements of Standard Accounting Practice**

In current period, the Group has adopted the revised Statement of Accounting Practice ("SSAP") No. 12 (Revised) Income Taxes, issued by the Hong Kong Society of Accountants. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly, the opening retained profits as at 1st January, 2003 have been increased by HK$25,585,000 (2002: HK$21,002,000), which is the cumulative effect of the change in policy on the results for periods prior to 2003. The effect of the change to income tax for the six months ended 30th June, 2002 is HK$146,000.

2. **Segment Information**

	Turnover Six months ended 30th June		Contribution to profit from operations Six months ended 30th June	
	2003	2002	**2003**	2002 (As restated)
	HK$'000	HK$'000	HK$'000	HK$'000
By principal activity:				
Manufacture and trading of				
Power tools and outdoor power equipment	**3,692,934**	3,263,923	**239,699**	205,360
Floor care appliances	**1,121,715**	694,927	**53,372**	22,227
	4,814,649	3,958,850	**293,071**	227,587
By geographical market location:				
North America	**3,784,207**	3,307,651	**230,073**	200,009
Europe	**766,976**	506,408	**46,205**	16,847
Other countries	**263,466**	144,791	**16,793**	10,731
	4,814,649	3,958,850	**293,071**	227,587

3. **Profit from Operations**

	Six months period ended 30th June	
	2003	2002 (As restated)
	HK$'000	HK$'000
Profit from operations is arrived after charging (crediting):		
Depreciation of property, plant and equipment	**137,085**	127,889
Amortisation of intangible assets	**2,531**	383
Amortisation of goodwill	**7,596**	912
Release of negative goodwill to income	**(2,152)**	(2,154)

4. **Taxation**

	Six months period ended 30th June	
	2003	2002 (As restated)
	HK$'000	HK$'000
The total tax charge comprises:		
Hong Kong Profits Taxation	**23,009**	13,877
Overseas taxation	**7,266**	1,043
Deferred taxation	**162**	146
	30,437	15,066

Hong Kong Profits tax is calculated at the rate of 17.5% (2002:16.0%) on the estimated assessable profit for the period. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

5. **Earnings Per Share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months period ended 30th June	
	2003	2002 (As restated)
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per shares:		
Profit for the period	**210,823**	169,901
Weighted average number of ordinary shares for the purposes of basic earnings per share	**647,740,882**	598,395,714
Effect of dilutive potential ordinary shares: Options	**14,712,064**	9,583,121
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**662,452,946**	607,978,835

創科實業有限公司

(於香港註冊成立之有限公司)

截至二零零三年六月三十日止期間業績公佈

業績概要

簡明綜合收入報表（未經審核）

截至二零零三年六月三十日止六個月

	附註	二零零三年 千港元	二零零二年 千港元 （重列）
營業額	2	**4,814,649**	3,958,850
銷售成本		**(3,519,725)**	(2,994,707)
毛利總額		**1,294,924**	964,143
其他經營收入		**38,738**	38,508
銷售、分銷及宣傳費用		**(438,604)**	(269,562)
行政費用		**(532,145)**	(459,431)
研究及開發費用		**(69,842)**	(46,071)
經營溢利	3	**293,071**	227,587
財務成本		**(38,990)**	(37,548)
未計應佔聯營公司業績及稅項前溢利		**254,081**	190,039
應佔聯營公司業績		**187**	(168)
除稅前溢利		**254,268**	189,871
稅項	4	**(30,437)**	(15,066)
未計少數股東權益前溢利		**223,831**	174,805
少數股東權益		**(13,008)**	(4,904)
本期間溢利		**210,823**	169,901
股息		**(65,388)**	(45,025)
每股盈利	5		
基本		**32.55仙**	28.39仙
攤薄後		**31.82仙**	27.95仙

簡明綜合資產負債表（未經審核）

	二零零三年 六月三十日 千港元	二零零二年 十二月三十一日 千港元 （重列）
資產		
非流動資產		
物業、廠房及設備	**996,489**	846,766
商譽	**654,791**	107,714
負商譽	**(35,329)**	(37,481)
無形資產	**25,939**	12,858
於聯營公司應佔資產額	**128,711**	117,265
證券投資	**55,447**	55,447
遞延稅項資產	**201,017**	168,196
其他資產	**1,195**	1,195
	2,028,260	1,271,960
流動資產		
存貨	**2,510,019**	1,592,034
銷售賬款及其他應收賬	**1,585,234**	1,213,434
訂金及預付款項	**292,060**	197,997
應收票據	**62,333**	261,186
證券投資	**7,385**	7,385
可退回稅款	**80,732**	16,858
聯營公司銷售賬款	**624**	6,760
銀行結餘、存款及現金	**1,288,907**	1,855,491
	5,827,294	5,151,145
流動負債		
採購賬款、應付票據及其他應付賬	**3,143,609**	3,075,664
保用撥備	**128,023**	79,315
應繳稅項	**38,582**	52,787
應派股息	**65,388**	—
融資租約承擔 — 於一年內到期	**7,581**	7,336
銀行借款 — 於一年內到期	**826,003**	781,156
	4,209,186	3,996,258
流動資產淨值	**1,618,108**	1,154,887
資產總值減流動負債	**3,646,368**	2,426,847
股本與儲備		
股本	**130,776**	129,143
儲備	**1,908,069**	1,698,794
	2,038,845	1,827,937
少數股東權益	**31,925**	18,917
非流動負債		
融資租約承擔 — 於一年後到期	**17,025**	3,497
銀行借款 — 於一年後到期	**432,240**	554,059
長期負債	**1,089,204**	—
遞延稅項負債	**37,129**	22,437
	1,575,598	579,993
	3,646,368	2,426,847

財務報表附註（未經審核）

1. 採納經修訂會計實務準則

本期間內，本集團採納香港會計師公會頒佈之會計實務準則（「會計實務準則」）第12號（經修訂）：「所得稅」。實行會計實務準則第12號（經修訂）之影響主要與遞延稅項有關。以往會計期間，遞延稅項乃按「損益表負債法」作出部份撥備，即除預期不會於可見將來回撥之時差外，所產生之時差均會確認為負債。會計實務準則第12號（經修訂）要求採用「資產負債表負債法」，即就財務報表中資產及負債之賬面值與計算應課稅溢利所用相應稅基間之所有暫時性差異（除極少數情況例外）確認遞延稅項。

基於會計實務準則第12號（經修訂）並無任何特定過渡安排之規定，新會計政策以追溯方式應用。二零零二年度之比較數額已相應地重新編列，於二零零三年一月一日之期初保留溢利增加25,585,000港元（二零零二年：21,002,000港元），即為會計政策變動對二零零三年度以前期間業績之累計影響。上述變動對截至二零零二年六月三十日止六個月所得稅之影響金額為146,000港元。

2. 業務及市場分析資料

	營業額 截至六月三十日止六個月		對經營溢利之貢獻 截至六月三十日止六個月	
	二零零三年	二零零二年	二零零三年	二零零二年 (重列)
	千港元	千港元	千港元	千港元
以主要業務劃分：				
製造及經銷：				
電動工具及戶外園藝電動工具	**3,692,934**	3,263,923	**239,699**	205,360
地板護理產品	**1,121,715**	694,927	**53,372**	22,227
	4,814,649	3,958,850	**293,071**	227,587
以地域市場劃分：				
北美洲	**3,784,207**	3,307,651	**230,073**	200,009
歐洲	**766,976**	506,408	**46,205**	16,847
其他國家	**263,466**	144,791	**16,793**	10,731
	4,814,649	3,958,850	**293,071**	227,587

3. 經營溢利

	截至六月三十日止六個月	
	二零零三年	二零零二年 (重列)
	千港元	千港元
經營溢利已扣除（計入）下列各項：		
物業、廠房及設備折舊	**137,085**	127,889
無形資產攤銷	**2,531**	383
商譽攤銷	**7,596**	912
負商譽撥回收入	**(2,152)**	(2,154)

4. 稅項

	截至六月三十日止六個月	
	二零零三年	二零零二年 (重列)
	千港元	千港元
稅項支出總額包括：		
香港利得稅	**23,009**	13,877
海外稅項	**7,266**	1,043
遞延稅項	**162**	146
	30,437	15,066

香港利得稅乃根據本期間估計應課稅溢利按17.5%（二零零二年：16.0%）之稅率計算。其他司法權區之稅項按有關地區之適用稅率計算。

5. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	二零零三年	二零零二年 (重列)
	千港元	千港元
用作計算基本及攤薄後每股盈利之盈利：		
本期間溢利	**210,823**	169,901
用作計算基本每股盈利之普通股加權平均數	**647,740,882**	598,395,714
普通股可能產生之攤薄影響：		
購股權	**14,712,064**	9,583,121
用作計算攤薄後每股盈利之普通股加權平均數	**662,452,946**	607,978,835

摘要

	二零零三年 百萬港元	二零零二年 百萬港元	增幅 %
— 營業額	**4,815**	3,959	**+21.6**
— 本期間溢利	**211**	170	**+24.1**
— 每股盈利 — 基本(港仙)	**32.55**	28.39	**+14.7**
— 每股股息(港仙)	**7.25**	6.00	**+20.8**

董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績連同二零零二年度之比較數字。

中期股息

董事會建議派發中期股息每股7.25港仙(二零零二年中期股息:6.00港仙)。中期股息將派發予二零零三年九月十九日名列本公司股東名冊之股東。預期中期股息將約於二零零三年九月三十日派發。

管理階層之研討及分析

於二零零三年度上半年,創科實業取得非常驕人之表現,營業收入較去年度同期增加21.6%至4,800,000,000港元,而盈利亦上升24.1%至210,800,000港元。本集團之營業收入及盈利取得之雙位數高增長主要來自現有業務。

於六個月回顧期內,接連出現多項前所未見之負面因素。伊拉克戰事加上非典型肺炎疫症之爆發,影響消費者及零售商信心。儘管如此,創科實業之業務所受之影響輕微,足證本集團在家居維修市場上極具競爭優勢,同時亦反映此市場較少受經濟因素影響。本集團已將多種新產品延至下半年度才推出,屆時可望取得更強勁之營業收入增長。

營業收入上升,乃得力於本集團旗下之電動工具、戶外園藝電動工具、地板護理產品及太陽能照明與電子量度儀器等業務之增長;而本集團不斷穩步擴展之自有品牌及客戶私人品牌均有出色之表現。

此外,儘管最近收購之Royal業務及其相關收購開支產生輕微攤薄效應,本集團仍能保持整體利潤。透過完善之營運整合、發揮營業收入基礎擴大帶來之規模經濟效益、以及統一處理如原料採購等工序,本集團之利潤得以繼續提高。

在保持現有核心業務之佳績及成功收購Royal之同時,本集團亦已開發一系列嶄新專業電動工具。此等新產品,除有助擴展現有電動工具產品系列外,亦成為推動本集團業務增長之重要動力。

於二零零三年六月,本集團發行145,000,000美元之定息票據。是次票據發行非常成功,有助本集團在推動業務快速增長與穩健融資架構及良好管理監控兩者間保持平衡。

業務回顧

電動工具及戶外園藝電動工具

電動工具及戶外園藝電動工具業務之營業額較去年度上半年增長13.1%至3,700,000,000港元,佔本集團營業額之76.7%。

儘管零售商於第一季調整存貨量,以及戶外園藝電動工具業務受到天氣異常潮濕之負面影響,集團在所有主要市場及各類產品之銷售仍錄得增長。由於大力擴展產品系列及繼續在全球市場整合品牌,Ryobi電動工具之銷量再次錄得令人滿意之增長。

此外,本集團亦已成功開發一系列RIDGID®品牌的專業級電動工具。這些新產品系列將於十月起在美國及加拿大各大工業用品銷售店及The Home Depot(全球最大的家居維修工具專門零售商)開始發售。本集團在開發上述電動工具前已進行詳盡市場研究,以便於二零零三年度下半年進軍此重要市場。

歐洲方面,制訂業務架構及管理程序之工作已取得重大進展。此舉不僅提高營運效率,同時有助改進在地區內推出產品及進行市場推廣計劃,銷售對象則以大型零售市場為主。

戶外園藝電動工具方面,本集團已將生產工序由墨西哥遷往美國及中國之廠房。遷廠後,生產力得以提昇,使本集團受惠於進一步加強之規模經濟效益,從而提高盈利能力。本集團推出了多種新產品,當中以「Expand-it」安裝附件尤其受到市場熱烈歡迎。此項業務之整體表現繼續位居業內前列。

太陽能照明及電子量度儀器業務亦錄得非常理想之業績。此項業務之出色表現主要由手提式電子及激光儀器之強勁銷售所帶動。

地板護理產品

地板護理產品業務之營業額較二零零二年度同期增加61.4%至1,100,000,000港元,佔本集團營業額之23.3%。

此項業務之可觀增長,主要由其原件設備製造(OEM)產品在美國市場之理想銷售成績所帶動。自四月收購Royal以來,得力於留任之原管理隊伍非常有效之管理,其業務表現符合預期,而業務整合進展亦得以順利進行。

本集團將繼續積極控制有關業務之成本。由於訂貨量增加,統一採購使原料之平均成本得以降低。邀請產品供應商參與產品開發計劃亦開始帶來成果,除產品質素獲得改進外,本集團亦可向供應商爭取較佳之採購條款。

財務回顧

收購

本集團於二零零三年四月二十三日完成收購Royal Appliance Manufacturing Co.(「Royal」)。總收購代價為105,600,000美元(約823,700,000港元),以內部資源及銀行借貸撥付。完成收購後,Royal成為創科實業之全資附屬公司。

Royal為一家具創意之地板護理產品公司,其Dirt Devil®及Royal®品牌高踞北美洲市場。收購Royal標誌著本集團在各項核心業務建立主要品牌之環球策略上,向前邁進一大步。收購Royal除可鞏固本集團在地板護理產品之市場地位外,亦使美國及歐洲市場上銷售本集團電動工具及地板護理產品之主要零售商得以發揮市場推廣之協同潛力,同時在物流及客戶服務上發揮營運協同效應。

發行票據

於二零零三年六月三十日,本集團宣佈透過其在美國之全資附屬公司首度發行定息票據,總本金額為145,000,000美元。發行之定息票據分為兩批:金額為120,000,000美元之票據,年期十年,年息率為4.7%;以及金額為25,000,000美元之票據,年期七年,年息率為4.09%。

發行票據所得款項將用作為現有中期債務之再融資,以及撥作一般營運資金用途。是次發行為本集團提供一個較均衡之貸款組合,作為支持本集團之長期業務發展,亦有助集團將來可以較優惠條款籌集額外資金。

業績分析

創科實業旗下各項核心業務均表現出色,營業額較去年度同期增長21.6%至4,800,000,000港元。由於收購Royal交易於二零零三年四月底方完成,故此期內所增加之營業收入大部份乃來自本身業務之穩定增長。

儘管收購Royal及其產生之相關開支對盈利造成一定程度攤薄影響，惟利潤仍較去年度同期有所上升，並可與二零零二年全年度之利潤媲美。如不計新近收購業務之開支，總營運開支之增幅比營業收入之增幅為低。由於推出RIDGID®品牌以擴展專業電動工具市場，研究及開發支出有所增加。相關之開發及設計費用已於回顧期內全數反映，而新系列專業工具定於二零零三年下半年度推出。本集團將繼續推行各項減省成本計劃，尤其專注於提高新近收購業務之成本效益。因此，預計總營運開支佔營業收入之百分比將回落至與去年度相若之水平。

由於本集團之核心業務目前擁有多個主要品牌，宣傳開支佔銷售額之百分比較去年度同期為高，惟仍與二零零二年全年度之水平相若。本集團之自有品牌業務佔營業額之56.4%，而仍具重要策略性之委託生產業務則佔營業額之43.6%。

流動資金及財政資源

存貨量及應收賬款增加，部份歸因於進行收購及須為下半年度之付運高峰期和將推出之RIDGID®專業工具系列作準備所致。存貨流轉日數及應收賬款周轉期分別為78日及50日（二零零二年 — 49日及38日）。增加之採購賬款金額亦與收購後所擴大之營運規模相符。

本集團之借貸主要以美元及港元計算。除期內發行之定息票據外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。截至回顧期完結時，借貸總額為2,400,000,000港元，較二零零二年十二月三十一日之借貸金額1,300,000,000港元增加1,100,000,000港元。借貸增加是因為計入Royal之債務及發行定息票據所致。銀行結餘及手頭現金仍保持於1,300,000,000港元之穩健水平。由於本集團之營業收入以美元為主，而付款亦以美元或港元為主，故此滙率風險相對較低。然而，本集團將會繼續監察及積極管理利率及外滙風險。

截至二零零三年六月三十日，本集團之資本負債比率（即淨借貸總額佔股東權益總額之百分比）為53.1%，對比於二零零二年十二月三十一日則為持有淨現金。資本負債比率上升，部份歸因於從內部資源全數撥付收購Royal之資金所致。此外，本集團於上半年度之負債水平通常較高，原因是需要撥出額外營運資金為下半年度之生產高峯期及付運期作準備所致。基於本集團之營運具高現金流量，預計於下半年度及以後資本負債比率將會下降。

於回顧期內之淨利息開支為33,600,000港元，對比於去年度同期則為33,900,000港元。利息保障（即除利息及税項前溢利相對於淨利息開支總額之倍數）為8.17倍，較去年度同期之6.45倍及截至二零零二年十二月三十一日止全年度之7.89倍為高。

如不計進行之多項收購，於回顧期內之資本開支為102,600,000港元，與本集團就有關資本開支須對應於折舊開支（於回顧期內之金額為137,100,000港元）而制訂之資本開支方針相符。

資本承擔及或然負債

於回顧期內，本公司訂立一項協議以約50,300,000港元之代價購入中國東莞市一幅土地。截至資產負債表之編製日期，未作出撥備之資本承擔金額約為42,800,000港元。截至二零零三年六月三十日，除日常業務之已貼現商業票據外，並無重大或然負債或資產負債表外之承擔。

人力資源

本集團於香港及海外合共聘用16,112名僱員。於回顧期內之總員工成本為372,000,000港元，對比於去年度同期則為292,900,000港元。員工成本上漲部份歸因於期內已完成之收購所致。

本集團相信人才對企業之持續發展及盈利能力至為重要，故此鼓勵並為所有員工提供與職務相關之培訓，以提高員工技術水平及工作能力。

本集團之員工薪酬政策維持不變。除提供理想薪酬外，並會根據個別員工表現和集團業績表現而向合資格員工酌情發放購股權及花紅。

抵押

於二零零三年六月底，本集團將賬面淨值總額為14,500,000港元之若干永久業權土地及樓宇作為抵押，以獲得一般銀行融資信貸額。

展望

目前，本集團之手頭訂單量仍充裕，顯示二零零三年度下半年之業績將有更佳表現。本集團相信，基於家居維修市場之性質及旗下產品之訂價範圍，加上靈活調度之生產工序，本集團之業務可靈活地因應消費模式之轉變而作出相應調整。

電動工具將仍為推動本集團業務增長之主要產品之一。預計Ryobi®品牌產品將保持暢銷，而RIDGID®專業工具系列大規模面世將成為另一股新動力。上述產品以其優良設計、性能耐用及使用舒適見稱，故備受零售合作夥伴及業內熱烈歡迎。根據慣常之銷售周期模式，產品之銷售多集中於下半年度，加上本集團察覺零售商逐漸回升存貨量，顯示產品之銷售在二零零三年將更加集中於下半年度。

在下半年度，本集團預計太陽能照明及電子量度儀器將繼續上半年度之理想銷售成績。隨著日後擴大原件設計製造(ODM)合作夥伴關係、開發新品種之增值產品及投資開發新技術，預期本集團將可保持業務快速增長之動力。

Royal將於下半年度推出多款具創意產品，從而進一步推動其營業收入及對集團之貢獻。此外，地板護理產品業務之規模經濟效益亦隨著Royal業務之整合而得以提高。配合Royal系列推出之新產品，這將有助擴展Vax之業務。憑藉Royal多項的專利權及其與各大型零售商之業務關係，這將可更鞏固本集團在業內之領導地位。

完善整合營運使本集團能以穩定之間接成本製造更多產品。將生產工序轉移往亞洲（尤其是地板護理產品及戶外園藝電動工具），將繼續減省生產與研究及開發成本。本集團預期此將有助提高整體利潤。

總括而言，如整體經濟活動並無發生任何重大之負面衝擊，本集團將繼續拓展全球市場，並可望下半年度之業務能取得更驕人之表現。

審核委員會

審核委員會之成員包括大部份獨立非執行董事。審核委員會已和管理層審閱本集團所採用之會計政策及慣例，並曾商討內部監控及財務申報事宜，包括審閱截至二零零三年六月三十日止六個月之未經審核中期財務報表。

符合最佳應用守則

據本公司之董事所知，並無任何資料可合理地顯示本公司目前並無遵守或於本期間內任何時間並無遵守香港聯合交易所有限公司制訂之上市規則附錄十四內所載之最佳應用守則。

購買、出售或贖回股份

本公司或其任何附屬公司於期內概無購買、出售或贖回本公司之股份。

暫停辦理股東登記手續

本公司將於二零零三年九月十五日（星期一）至二零零三年九月十九日（星期五）（包括首尾兩天在內）期間暫停辦理股東登記手續。股東如欲獲派中期股息，須於二零零三年九月十一日（星期四）下午四時前將所有過戶文件連同有關股票，送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

在網站登載中期業績

根據上市規則附錄十六第46(1)至46(6)段規定須予披露之財務資料，將於稍後時間在香港聯合交易所有限公司之網站www.hkex.com.hk及創科實業之網站www.tti.com.hk登載。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港，二零零三年八月十八日